[redacted]

09041429

MMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 21979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFP Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Pennsylvania Parkway, Suite 155
(No. and Street)

Indianapolis, IN 46280
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garry B. Lindboe, CEO 317 573 5257
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPAs
(Name – *if individual, state last, first, middle name*)

3925 River Crossing Parkway, Third Floor/PO Box 40368/Indianapolis, IN 46240-0368
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 20 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/8/09

OATH OR AFFIRMATION

I, Garry B. Lindboe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFP Equities, Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY ANN PUTTS
Hamilton County
My Commission Expires
March 4, 2015

NOTARY PUBLIC SEAL STATE OF INDIANA

[signature]
Signature

CEO
Title

[signature] 10/22/09
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DFP EQUITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended June 30, 2009

Net Capital

Total Shareholders' Equity	$	9,326
Deduct Shareholders' Equity Not Allowable for Net Capital		(1,241)
Total Shareholders' Equity Qualified for Net Capital		8,085
Other Additions		0
Other Deductions		0
Net Capital	$	8,085

Aggregate Indebtedness

Items Included in Statement of Financial Condition		
Commissions payable	$	8,000
Total Aggregate Indebtedness	$	8,000

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$	5,000
Excess Net Capital	$	3,085
Excess Net Capital at 1000%	$	7,285
Ratio: Aggregate Indebtedness to Net Capital		0.99 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of June 30, 2009)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	8,085
Net Capital per Above	$	8,085

DFP Equities, Inc.
501 Pennsylvania Avenue, Suite 155
Indianapolis, IN 46280
317-573-5257

October 22, 2009

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: Year End Audited Statement

Dear SEC:

Pursuant to FINRA's request, enclosed is a copy of our revised computation of net capital page for the year ended June 30, 2009.

Sincerely yours,

Garry B. Lindboe
CEO

cc: FINRA